UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        Schedule 13D

        Under the Securities and Exchange Act of 1934
                  (Amendment No.      3  )



Name of Issuer: Sonesta International Hotels

Title of Class of Securities: Class A

Cusip Number: 835438409

Name,  Address and Telephone Number of Person authorized  to
receive  notices and communications:   Kenneth  E.  Leopold,
Senior Attorney, c/o Neuberger Berman, 605 Third Avenue, NY,
NY 10158

Date  of  Event   which requires Filing  of this  statement:
July 1, 1999

If  the  filing person has previously filed a  statement  on schedule 13g to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        SCHEDULE 13 D

CUSIP NO.  835438409

1.Name of Reporting Person
   S.S. or IRS identification NO. of Above Person
     Marvin Schwartz
     SS # ###-##-####

2.Check the appropriate box if a member of a group* a b

3. Sec use only

4.Source of funds*
     P.F.O.O.

5.Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6. Citizenship or place of organization
     U.S.A.

7. Sole Voting Power
     3,500

8.Shared voting power
     0

9.Sole dispositive power
     3,500

10. Shared dispositive power
     0

11.  Aggregate  amount beneficially owned by each  reporting person
     3,500
12.Check box if the aggregate amount in row 11 excludes certain shares*

13. Percent of class represented by amount in row 11.
     0.17%

14.Type of  reporting person*
          IN
ITEM 1 Security and Issuer

This statement related to the common stock (the "shares") of
Sonesta  International Hotels (the "Company").  The  Address
of  the  principal executive offices of the company  is  200
Clarendon Street, Boston, MA  02116.

ITEM 2 Identity and Background

A) The name of the individual filing this statement is Marvin Schwartz

B) The business address of Marvin Schwartz is: c/o Neuberger
Berman,  LLC, 605 Third Avenue, New York, New  York   10158-
3698.

C) Marvin Schwartz is a Principal of Neuberger Berman, LLC, a limited liability company organized under the laws of the State of Delaware. Neuberger Berman, LLC is a registered broker/dealer and registered investment advisor which conducts a general brokerage, dealer and investment advisory business. This filing is made by Mr. Schwartz individually and not in his capacity as Principal of Neuberger Berman, LLC. The shares are held individually by Mr. Schwartz and others. The firm of Neuberger Berman, LLC has no voting or dispositive power regarding these shares.

D)  During the last five years Marvin Schwartz has not  been
convicted   in  a  criminal  proceeding(excluding    traffic
violations or similar misdemeanors).

E) During the last five years Marvin Schwartz has not been a party to a civil proceeding as a result of which he is subject to judgement, decree or order enjoining future violations of or prohibiting or mandating activated subject to Federal or State securities laws or finding any violation with respect to such laws.

F) Marvin Schwartz is a United States citizen.


ITEM 3  Source and Amounts of Funds

Marvin Schwartz owns 3,500 Shares for his personal account.


ITEM 4 Purpose of Transaction

Not applicable


ITEM 5 Interest in Securities of the Issuer

A) Marvin Schwartz is the beneficial owner of 3,500 shares which represents 0.17% of the 2,068,215 shares outstanding.

B) Marvin Schwartz has the sole power to dispose of 3,500 shares and has shared dispositive power with regard to 0 shares. Marvin Schwartz has sole voting power with regard to 3,500 shares and has shared voting power with regard to 0 shares.

C) During the 60 days surrounding the event triggering this filing, Marvin Schwartz effected 1 transaction in the shares. The trade dates and prices are noted below:

     Trade Date          B/S       Shares         Price
     07/01/99       S         209,600   18


ITEM 6 Contracts, Agreements, Understandings or Relationship with Respect to
Securities of Issuer

Mr. Schwartz has signed a letter agreement wherein he agrees to sell 209,600 shares he beneficially owns, back to the issuer. As part of this agreement, the issuer agreed to pay Mr. Schwartz the difference in price between the $18.00 per share he received for the shares and the price the Company would pay to purchase other shares in the future through a tender offer or sale of the Company. This agreement is in effect until July 1, 2001. The letter agreement is attached hereto as Exhibit 1.

ITEM 7 Material to be filed as Exhibits

See answer to Item 6 above.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:
                                   Marvin Schwartz

                          Exhibit 1


June 17, 1999




Mr. Marvin C. Schwartz                       PERSONAL
C/o Neuberger Berman
605 Third Avenue
New York, NY  10158-3698

Dear Marvin:

This letter will confirm my recent phone conversations with you, Carl Randolph and Ken Leopold. Sonesta agrees to purchase the 209,600 shares of its Common Stock that you, the trusts f/b/o your son and your daughter and the trust f/b/o your niece owned as of May 1, 1999 and presently own for $18.00 per share: a total of $3,772,800.

Sonesta further agrees that if a tender offer to Common Stock shareholders, or sale of the Company, results in these shareholders receiving more than $18.00 per share, in cash or stock, or any combination of cash and stock, for any portion of their stock any time prior to July 1, 2001, you, the trusts f/b/o your son and your daughter, and the trust f/b/o your niece shall be entitled to additional cash compensation equal to that excess (above $18.00 per share) multiplied by 209,600. As I mentioned to you last week, Sonesta has no plans that would result in this additional compensation being payable to you.

This will also confirm Sonesta's plans to issue a stock dividend - one new share for each share previously owned - on July 30, 1999 to holders of record on July 16. This event is intended to assure that Sonesta maintains a sufficient number of shares in public float to remain on a major exchange, As a result of this transaction the reference to $18.00 per share in the previous paragraph with respect to additional cash compensation shall be deemed to be $19.00 per share.

We propose July 1, 1999, as a transaction date. On that day we will complete this transaction through Depository Trust Company ("DTC"), as follows: You shall deliver the above-referenced shares to Sonesta, and Sonesta shall transfer payment for the shares, simultaneously through DTC. We will also acquire a letter from Neuberger Berman that the shares transferred to Sonesta through DTC are the shares owned by you and the above trusts.

This letter is intended to replace and supercede my letter to you of May 26, 1999.

If the above accurately sets forth our agreement, please acknowledge so in the space provided and return this letter to me via fax.

Best personal regards.

                                 Sincerely yours,


                                 Peter J. Sonnabend

The Above Is Acknowledged
And Agreed To



____________________________
Marvin C. Schwartz
Date: June 23, 1999